SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. __)
EDAC Technologies Corporation

(Name of Issuer)
Common Stock, $0.0025 par value

(Title and Class of Securities)
279285100

(CUSIP Number)
Bassem A. Mansour
Resilience Management Inc.
25101 Chagrin Boulevard, Suite 350
Cleveland, Ohio 44122
(216) 292-0200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 24, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	279285100	13D	Page	2	of	12 Pages

1	NAME OF REPORTING PERSONS Resilience Capital SPIV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		246,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		246,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	246,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	279285100	13D	Page	3	of	12 Pages

1	NAME OF REPORTING PERSONS Resilience Capital SPIV Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		246,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSONS		0

WITH	10	SHARED DISPOSITIVE POWER

		246,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	246,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	279285100	13D	Page	4	of	12 Pages

1	NAME OF REPORTING PERSONS Resilience Capital SPIV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		246,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		246,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	246,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	279285100	13D	Page	5	of	12 Pages

1	NAME OF REPORTING PERSONS Steven H. Rosen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		246,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		246,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	246,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	279285100	13D	Page	6	of	12 Pages

1	NAME OF REPORTING PERSONS Bassem A. Mansour

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		246,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		246,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	246,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	279285100	Schedule 13D	Page	7	of	12 Pages
Item 1. Security and Issuer.
     The title and class of equity securities to which this Statement relates is the common stock, par value $0.0025 per share (the “Common Stock”), of EDAC Technologies Corporation, a Wisconsin corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1806 New Britain Avenue, Farmington, Connecticut 06032.
Item 2. Identity and Background.
     (a) Resilience Capital SPIV, LLC is a Delaware limited liability company (“RC SPIV”). RC SPIV is owned by Resilience Capital SPIV Holdings, LLC, a Delaware limited liability company (“RC SPIV Holdings”). Resilience Capital SPIV GP, LLC, a Delaware limited liability company (“RC SPIV GP”) is the sole manager of RC SPIV Holdings. Steven H. Rosen and Bassem A. Mansour (together, the “Managers,” and together with RC SPIV, RC SPIV Holdings and RC SPIV GP, the “Reporting Persons”) are the managers of RC SPIV GP.
     (b) The address of the principal office of each of RC SPIV, RC SPIV Holdings and RC SPIV GP, and the business address of each of the Managers is: 25101 Chagrin Boulevard, Suite 350, Cleveland, Ohio 44122.
     (c) RC SPIV is principally involved in the business of investing in securities. RC SPIV Holdings is principally involved in the business of investing in securities and managing RC SPIV. RC SPIV GP is principally involved in the business of managing RC SPIV Holdings. The principal occupation of the Managers is serving as the managers of RC SPIV GP and as the co-CEOs of Resilience Management Inc. and its affiliates. The principal business of Resilience Management Inc. is to provide investment advisory and investment management services to the Reporting Persons and their affiliates. The principal office of Resilience Management Inc. is located at 25101 Chagrin Boulevard, Suite 350, Cleveland, Ohio 44122.
     (d) - (e) None of RC SPIV, RC SPIV Holdings, RC SPIV GP or the Managers, have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Managers is a U.S. citizen.

CUSIP No.	279285100	Schedule 13D	Page	8	of	12 Pages
Item 3. Source and Amount of Funds or Other Consideration.
     The 246,750 shares of Common Stock reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $442,562. The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with investment capital of the Reporting Persons.
Item 4. Purpose of Transaction.
     The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes. Purchases of the Common Stock have been made in the Reporting Persons’ ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
     Except as described in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or would result in response to clauses (a) through (i) of the instructions to Item 4 of Schedule 13D.
     The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares of Common Stock, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, RC SPIV owned 246,750 shares of Common Stock both beneficially and as direct owner, representing approximately 5.11% of the outstanding shares of Common Stock. As of the date hereof, the 246,750 shares of Common Stock owned by RC SPIV, which Common Stock may be deemed to be beneficially owned by RC SPIV Holdings, RC SPIV GP and the Managers, represent approximately 5.11% of the Issuer’s outstanding shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 4,825,303 shares of Common Stock outstanding, which is the total number of shares outstanding as of October 29, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008.

CUSIP No.	279285100	Schedule 13D	Page	9	of	12 Pages
     For purposes of disclosing the amount of Common Stock beneficially owned by each of the Reporting Persons, the Managers may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all the Common Stock that is owned beneficially and directly by RC SPIV GP. RC SPIV GP, as the sole manager of RC SPIV Holdings, may be deemed to own beneficially all the Common Stock that is owned beneficially and directly by RC SPIV Holdings. RC SPIV Holdings, as the owner of RC SPIV, may be deemed to own beneficially all the Common Stock that is owned beneficially and directly by RC SPIV. Each of the Managers, RC SPIV GP and RC SPIV Holdings disclaim beneficial ownership of such Common Stock for all other purposes.
     (c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in the Common Stock during the 60 days preceding the date hereof.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.
Item 7. Material to be Filed As Exhibits.
EXHIBIT 1. Agreement as to Joint Filing of Schedule 13D, dated February 27, 2009, by and among RC SPIV, RC SPIV Holdings, RC SPIV GP and the Managers.

CUSIP No.	279285100	Schedule 13D	Page	10	of	12 Pages
SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 27, 2009

RESILIENCE CAPITAL SPIV, LLC

By:	/s/ Bassem A. Mansour
Bassem A. Mansour
Authorized Representative

RESILIENCE CAPITAL SPIV HOLDINGS, LLC

By:	/s/ Bassem A. Mansour

Bassem A. Mansour
Authorized Representative

RESILIENCE CAPITAL SPIV GP, LLC

By:	/s/ Bassem A. Mansour

Bassem A. Mansour
Authorized Representative

/s/ Steven H. Rosen

Steven H. Rosen

/s/ Bassem A. Mansour

Bassem A. Mansour

CUSIP No.	279285100	Schedule 13D	Page	11	of	12 Pages
Schedule I
TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS
     The following table sets forth all transactions with respect to the Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

	Shares Purchased for the
Transaction Date	Account of RC SPIV	Price per Share
1/27/2009	10,000	$1.60
1/28/2009	74,900	$1.65
1/30/2009	40,000	$1.73
2/2/2009	12,500	$1.72
2/3/2009	3,000	$1.87
2/4/2009	1,500	$1.89
2/5/2009	1,000	$1.90
2/9/2009	5,100	$1.89
2/11/2009	1,000	$1.90
2/12/2009	3,000	$1.90
2/13/2009	3,600	$1.90
2/13/2009	8,700	$1.90
2/17/2009	29,650	$1.90
2/18/2009	32,000	$1.90
2/19/2009	2,000	$1.90
2/20/2009	11,300	$1.80
2/24/2009	7,500	$1.84